Exhibit 99.1

MATERIAL CHANGE REPORT

Regulation 51-102 Respecting Continuous Disclosure Obligations

Form 51-102F3

ITEM 1 - NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC.

2310 Alfred-Nobel Boulevard

Montreal, Québec

Canada H4S 2B4

ITEM 2 - DATE OF MATERIAL CHANGE

December 3, 2013

ITEM 3 - NEWS RELEASE

A news release describing this material change was issued on December 3, 2013 on “Marketwire”. A copy of the news release is available on the SEDAR website at www.sedar.com.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

On December 3, 2013, Theratechnologies Inc. (the “Corporation”) announced that it resumed shipment of EGRIFTATM (tesamorelin for injection) to EMD Serono, Inc. in the United States.

The Corporation also announced that it was notified by Jubilant HollisterStier (“Jubilant”), its third-party contract manufacturer of tesamorelin, that the strike initiated by Jubilant’s employees at its manufacturing site located in Montreal, Canada, was over.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full description of material change

On December 3, 2013, the Corporation announced that it resumed shipment of EGRIFTATM (tesamorelin for injection) to EMD Serono, Inc. in the United States.

The Corporation also announced that it was notified by Jubilant, its third-party contract manufacturer of tesamorelin, that the strike initiated by Jubilant’s employees at its manufacturing site located in Montreal, Canada, was over.

5.2 Disclosure for restructuring transactions

Not applicable.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 - OMITTED INFORMATION

Not applicable.

ITEM 8 - EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of the Corporation at (514) 336-4804, ext. 288.

ITEM 9 - DATE OF REPORT

December 9, 2013.